EXHIBIT 99.1
PRESS RELEASE

FIMI OPPORTUNITY FUND, THE LEADING PRIVATE EQUITY FUND IN ISRAEL, HAS ENTERED INTO AN AGREEMENT
TO ACQUIRE 40% OF THE COMPANY'S SHARES

YAHUD, Israel – July 30th, 2014, Magal Security Systems, Ltd. (NASDAQ: MAGS) a leading provider of solutions and products for physical and cyber security, announced today that FIMI Opportunity Fund ("FIMI"), the leading private equity fund in Israel, has entered into an agreement with Ki Corporation Limited ("Ki"), to acquire from Ki approximately 40% of Magal's outstanding shares at a price of $3.50 per share. In addition, FIMI will pay Ki an additional consideration subject to the occurrence of certain conditions. Following consummation of the transaction, FIMI will be the largest shareholder of Magal.

Consummation of the transaction is subject to certain conditions, including the approval of the Israeli Controller of Restrictive Trade Practices.

Gillon Beck, a Senior Partner in FIMI commented: "We are enthusiastic about becoming the controlling shareholder of Magal and the opportunity to lead the company together with its management and employees to reach its full potential. Magal has always been the world leader in advanced perimeter security projects and products. With over 40 years of experience, a strong customer base, reputation and world-renowned products and solutions, we believe that the company is well positioned towards significant growth and prosperity”.

Barry Stiefel, Chairman of Magal, stated:  "FIMI's investment represents a vote of confidence in Magal by one of the leading private equity funds in the world. We welcome FIMI as Magal's controlling shareholder and look forward to leveraging FIMI's expertise and experience in growing the business".
Eitan Livneh, President and CEO of Magal, stated:  "We welcome our new shareholders and we hope for a positive cooperation for the benefit of Magal. I would also like to thank Ki for their long standing trust and support".

About FIMI: FIMI is Israel's leading private equity fund, with more than US$ 2 billion in invested capital. Over the past 18 years FIMI has completed 75 investments. FIMI is currently investing through its fifth fund (a US$ 820 million fund) which focuses on investing in selected mature Israeli or Israeli-related companies with strong growth potential and global footprint, among others in buy-out transactions and turnaround situations.

About Magal S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Over the past 42 years, Magal S3 has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries – under some of the most challenging conditions.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge hybrid PSIM with SEIM (Physical Security Information Management system integrated with Security Information & Event Management). The solutions leverage our broad portfolio of homegrown PIDS (Perimeter Intrusion Detection Systems), advanced outdoors CCTV / IVA technology and Cyber Security solutions.

For more information:

Magal S3
Eitan Livneh, President & CEO
Tel: +972-3-539-1421
Assistant: Ms. Elisheva Almog
E-mail: elishevaa@magal-s3.com
http://www.magal-s3.com

GK Investor Relations
Ehud Helft/Kenny Green
Tel: (US) +1-646-201-9246
Int'l dial: +972-3-607-4717
E-mail: magal@gkir.com